UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2007
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑
Form 20-F  ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes   ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

METAL STORM LIMITED ACN 064 270 006

Metal Storm releases latest Redback and
Anti-RPG test firing Video
Brisbane, AUSTRALIA — 22nd October 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
Metal Storm is pleased to announce the release of new video footage showing the Redback™ during recent trials in Singapore, and the first test firings of the system in an anti-RPG capacity against simulated RPG targets.
The video is designed to give an overview of the Redback™ weapons system and is divided into two parts. Part One shows the various Redback™ capabilities, including firing multiple stacked projectiles from a single barrel, firing high explosive and enhanced blast 40mm warheads, the Redback™ targeting and moving target tracking capabilities, and the cumulative effect of up to three HE warheads detonating simultaneously at target.
Part Two provides a brief overview of the first anti-RPG test firings to be undertaken by Metal Storm. The firings were the first of a series of component tests to be conducted over the coming months. The first trials were designed to test the Metal Storm launch, detonation and intercept components of the system, making the assumption that the RPG launch detection and tracking had already been accomplished. Future trials will test the detection & tracking components of the system.
Metal Storm Chief Engineer, Dr. Joe Cronin notes “The challenge to intercept an incoming RPG is not a trivial task. With the RPG traveling in excess of 250 m/s (600 mph), and the warheads traveling at 80 m/s (200 mph) in the opposite direction the ability to fire and detonate rounds at a predictable time and place is crucial. This is why Metal Storm’s precise electronic firing and multiple launch capability makes such a difficult task possible. The impact on the incoming RPG is twofold; the blast is designed to deflect the RPG from its intended target, whilst the fragmentation is designed to disrupt the fusing and operation of the shaped charge warhead. Even if the damaged RPG still reaches its intended target it poses a much reduced threat to the vehicle and its occupants”. The fact that we were able to detonate multiple rounds within a metre of the target is extremely encouraging.
As can be seen from the video footage, the Metal Storm weapon intercepted an incoming simulated RPG, and created a significant blast and fragmentation effect on the target. Slow motion footage showing the intercept of a simulated RPG is the highlight of the video release.
To view the video please visit http://www.metalstorm.com

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: October 23, 2007	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary